Exhibit 11

POTASH CORPORATION OF SASKATCHEWAN INC.
COMPUTATION OF PER SHARE EARNINGS
FOR THE THREE MONTHS ENDED MARCH 31

		2005	2004

A	Net income as reported, Canadian GAAP ($ millions)	$131.3	$50.7

B	Items adjusting net income ($ millions)	$1.6	$3.4

C	Net income, US GAAP ($ millions)	$132.9	$54.1

D	Weighted average number of shares outstanding	111,110,000	106,686,000

E	Net additional shares issuable for diluted
	earnings per share calculation	3,155,000	1,360,000

	CANADIAN GAAP

	Basic earnings per share (A/D)	$1.18	$0.48

	Diluted earnings per share (A/(D+E))	$1.15	$0.47

	UNITED STATES GAAP

	Basic earnings per share (C/D)	$1.20	$0.51

	Diluted earnings per share (C/(D+E))	$1.16	$0.50

All comparative share and per-share data have been retroactively adjusted to reflect our two-for-one stock split effected by way of stock dividend in 2004.